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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                            STORMEDIA INCORPORATED
--------------------------------------------------------------------------------
                               (Name of Issuer)

                             CLASS A COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                    862221
             ----------------------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 862221             13G                                                 Page 2 of 5 Pages
---------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Prudential Private Equity Investors III, L.P.
---------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                    (a) /  /

                                                                                    (b) /  /
----------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
-----------------------------------------------------------------------------------------------------------
NUMBER OF SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
-----------------------------------------------------------------------------------------------------------
5          SOLE VOTING POWER
           5,737,499 shares of Class A Common Stock (includes 4,362,001 shares of Class B Common Stock)./1/
-----------------------------------------------------------------------------------------------------------
6          SHARED VOTING POWER
-----------------------------------------------------------------------------------------------------------
7          SOLE DISPOSITIVE POWER
           5,737,499 shares of Class A Common Stock (includes 4,362,001 shares of Class B Common Stock).
           See footnote 1.
-----------------------------------------------------------------------------------------------------------
8          SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,737,499 shares of Class A Common Stock (includes 4,362,001 shares of Class B Common Stock).
           See footnote 1.
-----------------------------------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                      /   /
-----------------------------------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           33%
-----------------------------------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           PN
-----------------------------------------------------------------------------------------------------------

/1/ The 4,362,001 shares of Class B Common Stock are convertible on a 1-for-1 basis into Class A Common Stock. The conversion rights are subject to certain limitations with respect to the aggregate percentage of ownership of the Class A Common Stock allowed by the Reporting Person. In no event can the Reporting Person own in excess of 19.9% of the outstanding Class A Common Stock and other limitations may reduce such allowed percentage .

CUSIP No. 862221             13G                                         Page 3 of 5 Pages
---------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Cornerstone Equity Investors, L.L.C.
---------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                    (a) /  /

                                                                                    (b) /  /
----------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-----------------------------------------------------------------------------------------------------------
NUMBER OF SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
-----------------------------------------------------------------------------------------------------------
5          SOLE VOTING POWER
           5,737,499 shares of Class A Common Stock (includes 4,362,001 shares of Class B Common Stock).
           See footnote 1.
-----------------------------------------------------------------------------------------------------------
6          SHARED VOTING POWER
-----------------------------------------------------------------------------------------------------------
7          SOLE DISPOSITIVE POWER
           5,737,499 shares of Class A Common Stock (includes 4,362,001 shares of Class B Common Stock).
           See footnote 1.
-----------------------------------------------------------------------------------------------------------
8          SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,737,499 shares of Class A Common Stock (includes 4,362,001 shares of Class B Common Stock).
           See footnote 1.
-----------------------------------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                      /   /
-----------------------------------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           33%
-----------------------------------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
-----------------------------------------------------------------------------------------------------------

CUSIP NO.  862221                                             PAGE 3 OF 5 PAGES

Item 1(a).  Name of Issuer:
--------------------------

          StorMedia Incorporated

Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

          390 Reed Street
          Santa Clara, CA  95050

Item 2(a).  Name of Persons Filing:
-----------------------------------

          Prudential Private Equity Investors III, L.P. and Cornerstone Equity Partners, L.L.C.

          Prudential Private Equity Investors III, L.P. ("PPEI IIII") is a New York limited partnership. Its sole general partner is Prudential Equity Investors, Inc., an indirect wholly-owned subsidiary of The Prudential Life Insurance Company of America. Cornerstone Equity Partners, L.L.C. ("Cornerstone") is a Delaware limited liability company that advises PVP II with respect to its ownership of stock of the Issuer. In such capacity it has the power to control the voting and disposition of the shares of Common Stock.

Item 2(b).  Address of Principal Business Office:
-------------------------------------------------

          PPEI III     8 Campus Drive
                       4th Floor, Arbor Circle South
                       Parsippany, NJ 07054

          Cornerstone  717 Fifth Avenue
                       New York, NY  10022


Item 2(c).  Citizenship:
------------------------

          PPEI III     New York

          Cornerstone  Delaware

Item 2(d).  Title of Class of Securities:
-----------------------------------------

           Class A Common Stock and Class B Common Stock.  See footnote 1.

Item 2(e).  CUSIP Number:
-------------------------

          862221

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b),
---------------------------------------------------------------------------
check whether the person filing is a:
-------------------------------------


Item 4.  Ownership
------------------

     (a) Amount Beneficially Owned
           5,737,499 shares of Class A Common Stock (includes 4,362,001 shares of Class B Common Stock). See footnote 1.
     (b) Percent of Class
           33%

     (c) Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote
                    5,737,499 shares of Class A Common Stock (includes 4,362,001 shares of Class B Common Stock). See footnote 1.
          (ii) shared power to vote or to direct the vote
                    -0-
          (iii) sole power to dispose or to direct the disposition of 5,737,499 shares of Class A Common Stock (includes 4,362,001 shares of Class B Common Stock). See footnote 1.
          (iv) shared power to dispose or to direct the disposition of -0-

Item 5.  Ownership of Five Percent or Less of a Class:
-----------------------------------------------------

          N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
------------------------------------------------------------------------

          N/A

Item 7.  Identification and Classification of the Subsidiary which Acquired the
-------------------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company:
--------------------------------------------------------

          N/A

Item 8.  Identification and Classification of Members of the Group:
------------------------------------------------------------------

          N/A

Item 9.  Notice of Dissolution of Group:
----------------------------------------

          N/A

Item 10.  Certification:
-----------------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 1997                Prudential Private Equity Investors III, L.P.

                                 By:  Prudential Equity Investors, Inc.,
                                       its general partner


                                 By:/s/ Kevin C. Uebelien
                                    ---------------------
                                 Name:  Kevin C. Uebelien
                                 Title:  President


                                 Cornerstone Equity Investors, L.L.C.


                                 By:/s/ Mark Rossi
                                    --------------
                                 Name:  Mark Rossi
                                 Title:  Member